GUARANTEED MINIMUM INCOME BENEFIT ("GMIB") RIDER

The term "Contract" as used in this rider applies to either a Contract or Certificate. This rider is part of your Contract, and the same definitions apply to the capitalized terms. There are new definitions in this rider which are introduced below. The benefit described in this rider is subject to all the terms contained in your Contract, except as modified below. In this rider, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

I. This Rider's Benefit

Under the terms of this rider, you will receive a Guaranteed Minimum Income Benefit as described below.

On the Transaction Date on which you exercise the Guaranteed Minimum Income Benefit (GMIB), the annual lifetime income that will be provided under the fixed payout option selected will be the greater of (i) the GMIB, and (ii) the amount of income that would be provided by application of the Annuity Account Value as of the Transaction Date at our then current annuity purchase factors for the same payout option. The GMIB benefit base, as defined below, is applied to the attached guaranteed annuity purchase factors to determine the GMIB.

You may apply amounts during the period of time indicated below to receive a minimum amount of guaranteed lifetime income under either (i) our Life Annuity payout option or (ii) our Life Annuity with a Period Certain payout option. Other options may be available at the time of exercise.

For Contracts with Joint Owners lifetime income is guaranteed for the life of the older Joint Owner and a GMIB that by its terms accumulates to and must be exercised by the Owner's age [85] will accumulate to and must be exercised by Age [85] of the older Joint Owner. (1)

For Contracts with non-natural Owners lifetime income is guaranteed for the life of the Annuitant and a GMIB that by its terms accumulates to and must be exercised by the Owner's age [85] will accumulate to and must be exercised by Age [85] of the Annuitant.

This rider does not provide a Cash Value or any minimum account value.

[Applicable for Contracts issued in the QP, TSA and IRA markets]
[The Life Annuity with a Period Certain payout option provides payment during a period certain with payments continuing for life thereafter. The period certain is based on the Owner's age at the time the Life Annuity with a Period Certain payout option is elected. The period certain is 10 years for Owners' age 60 through 75; 9 years for age 76; 8 years for age 77; 7 years for ages 78 through 83; 6 years for age 84; and 5 years for age 85. The Life Annuity with a Period Certain payout option is also available on a joint and survivor basis.] (2)

[Applicable for Contracts issued in the NQ markets]
[The Life Annuity with a Period Certain payout option provides payment during a period certain with payments continuing for life thereafter. The period certain is based on the Owner's age at the time the Life Annuity with a Period Certain payout option is elected. The period certain is 10 years for Owners' age 60 through 80; 9 years for age 81; 8 years for age 82; 7 years for age 83; 6 years for age 84; and 5 years for age 85. The Life Annuity with a Period Certain payout option is also available on a joint and survivor basis.]

II. Conditions of this Rider

A Contract issued in the Tax Sheltered Annuity or the Qualified Plan market must convert to a traditional IRA Contract in an eligible rollover transaction to exercise the GMIB unless GMIB is automatically exercised as described below in "GMIB No Lapse Guarantee."

[Applicable for Owner issue ages 20 through 44]
The GMIB may be exercised only within 30 days following each Contract Date Anniversary beginning with the [15th] or later Contract Date Anniversary under this Contracts. However, it may not be exercised later than the Contract Date Anniversary following the Owner's [85th] birthday.

[Applicable for Owner issue ages 45 through 49]
The GMIB may be exercised only within 30 days following each Contract Date Anniversary on or after the Owner's [60th] birthday. However, it may not be exercised later than the Contract Date Anniversary following the Owner's [85th] birthday.
[Applicable for Owner issue ages 50 through 75]
The GMIB may be exercised only within 30 days following each Contract Date Anniversary beginning with the [10th] or later Contract Date Anniversary under this Contracts. However, it may not be exercised later than the Contract Date Anniversary following the Owner's [85th] birthday.

3

You will begin receiving [annual] payments [12] months after the GMIB supplementary contract is issued which reflects the terms of this benefit. You will be named the Annuitant under the GMIB supplementary contract. 4

III. Guaranteed Minimum Income Benefit Base – On the Contract Date, your [6%] Roll Up to Age [85] and Annual Ratchet to Age [85] benefit bases are both equal to your initial Contribution [plus any Credit]. Thereafter, both benefit bases are adjusted for any subsequent Contributions, [Credits] and withdrawals and your GMIB benefit base is equal to the greater of your [6%] Roll up to Age [85] or Annual Ratchet to Age [85] benefit base. 1 5

A. [6%] Roll Up to Age [85]
Your [6%] Roll up to Age [85] benefit base is credited each day with interest at an annual effective rate of [6%] ([3%] for amounts in the [EQ/Money Market Fund, EQ/Alliance Intermediate Government Securities Fund, EQ/Short Duration, Fixed Maturity Options], Guaranteed Interest Option [and the loan reserve account (if applicable)] through the Contract Date Anniversary following the Owner's [85th] birthday (or the Owner's death, if earlier), and 0% thereafter. ***For Accumulator Core and Elite only***[The Guaranteed Minimum Income Benefit interest rate applicable during the period selected for the Special Dollar Cost Averaging Account, if applicable, will be [6%]]. ***For Accumulator Select only*** [The Guaranteed Minimum Income Benefit interest rate applicable during the period selected for the Money Market Fund (12 Month) Dollar Cost Averaging Account, if applicable, will be [6%].] 6 1 7

B. Annual Ratchet to age [85]
For the Annual Ratchet to Age [85] benefit base, on each Contract Date Anniversary up to the Contract Date Anniversary following the Owner's [85th] birthday, if the Annuity Account Value is greater than the current Annual Ratchet to Age [85] benefit base, the Annual Ratchet to Age [85] benefit base is reset to equal the Annuity Account Value. 1

IV. Effect of Withdrawals

Note to Regulator: There are three alternatives for adjusting the GMIB benefit base for withdrawals. They are referenced below as Option 1, 2 and 3. All adjustments are determined on a Contract Year basis. The one option we implement will be reflected in this rider as issued and will not change for an Owner once issued.

Option 1 (Dollar for Dollar Adjustment on [6%] of Withdrawals and Pro-rata thereafter for both GMIB benefit bases):

[The [6%] Roll Up to Age [85] and the Annual Ratchet to Age [85] benefit bases will each be reduced by withdrawals. The reduction is determined separately for each benefit base. The reduction of the benefit base is on a dollar-for-dollar basis as long as the sum of your withdrawals in that Contract Year is [6%] or less of the respective benefit base as of the beginning of the Contract Year. Once a withdrawal is made that causes cumulative withdrawals in a Contract Year to exceed [6%] of the respective benefit base as of the beginning of the Contract Year, that entire withdrawal and any subsequent withdrawals in that Contract Year will cause a pro-rata reduction of the respective benefit base. (Because your benefit bases may differ from each other, the same withdrawal may produce a pro-rata adjustment in one benefit base and not in the other benefit base.)]

1/9

Option 2 for [6%] Roll-Up GMIB benefit base only: Dollar for Dollar Adjustment on [6%] of Withdrawals, and Pro-rata thereafter; ***for Annual Ratchet GMIB benefit base only:*** Pro-rata adjustment)

[The [6%] Roll Up to Age [85] and the Annual Ratchet to Age [85] benefit bases will each be reduced by withdrawals. The reduction is determined separately for each benefit base. The Annual Ratchet to Age [85] benefit base will be reduced pro-rata by all withdrawals. The reduction of the Roll Up to Age [85] benefit base is on a dollar-for-dollar basis as long as the sum of your withdrawals in that Contract Year is [6%] or less of the [6%] Roll Up to Age [85] benefit base as of the beginning of the Contract Year. Once a withdrawal is made that causes cumulative withdrawals in a Contract Year to exceed [6%] of the benefit base as of the beginning of the Contract Year, that entire withdrawal and any subsequent withdrawals in that Contract Year will cause a pro-rata reduction of the Roll Up to Age [85] benefit base.]

Option 3 (Pro-rata Adjustment of Withdrawals for both GMIB benefit bases):

[The [6%] Roll up to Age [85] and the Annual Ratchet to Age [85] benefit bases will each be reduced pro-rata by withdrawals. The reduction is determined separately for each benefit base.]

A pro-rata reduction is determined as follows:

1) Divide the amount of your withdrawal by your Annuity Account Value immediately preceding the withdrawal;

2) Multiply the fraction calculated in (1) by the amount of your benefit base immediately preceding the withdrawal. This is the amount of the pro-rata reduction.

The GMIB benefit base will also be reduced by any withdrawal charge remaining on the Transaction Date that the Owner exercises the GMIB. The amount of the charge is a withdrawal that will reduce the GMIB benefit base as described above.

The GMIB benefit base does not create an Annuity Account Value or a Cash Value and is used solely for purposes of calculating the GMIB.

V. GMIB No Lapse Guarantee:

Applicable to NQ, IRA and QP markets only:

[Notwithstanding anything to the contrary in the Termination provision of this Contract, if your Annuity Account Value falls to zero on or before the Contract Date Anniversary following the Owner's [85th] birthday while this Contracts is in force and there have been no withdrawals from your Contracts other than as described below under "Conditions of the GMIB No Lapse Guarantee," then your GMIB will be exercised automatically on the Transaction Date that the Annuity Account Value falls to zero. The annual lifetime income that will be provided under GMIB will be based on the Owner's age and the value of the GMIB Benefit Base on the Transaction Date that the Annuity Account Value falls to zero, notwithstanding any waiting period described above in "Conditions of this Rider". Annual GMIB payments will be based on a single life annuity with a Period Certain and begin one calendar year after the Transaction Date that the Annuity Account Value falls to zero. You may notify us in writing, within 30 days of your receipt of notice from us stating that your Annuity Account Value has fallen to zero, if you wish to change the frequency of payments.]

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Applicable to TSA market only:

[If your Annuity Account Value falls to zero while you are eligible to take distributions from the Contracts and on or before the Contract Date Anniversary following the Owner's [85th] birthday, due to the conditions described below, GMIB will be exercised as of the Transaction Date that the Annuity Account Value falls to zero. The annual lifetime income that will be provided under GMIB will be based on the Owner's age and the value of the GMIB Benefit Base on the Transaction Date that the Annuity Account Value falls to zero, notwithstanding any waiting period described above in "Conditions of this Rider. You may notify us in writing regarding your choice of the form of annuity we are then offering for GMIB exercise.]

Conditions of the GMIB No Lapse Guarantee:

The No Lapse Guarantee described above applies only if there are no withdrawals from your Contracts other than:

(i) Withdrawals due to "Charges Deducted from Annuity Account Value" as described in Section 8.02, and
(ii) Withdrawals during a Contract Year that, in aggregate, do not exceed [6%] of the beginning of Contract Year [6%] Roll Up to Age [85] GMIB Benefit Base. 1

[applicable to IRA, QP and TSA markets only] [(iii) Withdrawals made under any automatic withdrawal service we offer to meet lifetime required minimum distribution rules under the Code.] 10

Any withdrawal in excess of the above will cause the GMIB No Lapse Guarantee to terminate irrevocably. Termination of the No Lapse Guarantee provision does not cause termination of the other provisions of this Rider.

VI. The Cost Of This Rider

The charge for this benefit is shown in the Data Pages.

VII. **Termination Provision Of This Rider**

Upon the occurrence of any of the following, this rider and any charge associated herewith will terminate: (i) the Contract terminates because the Annuity Account Value has fallen to zero and the No Lapse Guarantee described in this rider is not applicable, (ii) except as provided in the next sentence, the original Owner of the Contract has changed, (iii) the Owner reaches the Contract Date Anniversary following his/her [85th] birthday and does not exercise GMIB, (iv) the Contract is continued under the Beneficiary Continuation Option, if applicable, or (v) amounts under the Contract are applied to an annuity benefit including exercise of Guaranteed Minimum Income Benefit. However, for a Contract owned by a Non-natural Owner, if the Owner is changed to an individual, this Rider will not terminate and its benefits will continue to be determined by the original Annuitant. (1)

AXA EQUITABLE LIFE INSURANCE COMPANY

Christopher M. Condron
Chairman and Chief Executive Officer

Karen Field Hazin, Vice President,
Secretary and Associate General Counsel

Guaranteed Minimum Income Benefit
Table of Guaranteed Annuity
Purchase Factors
For Initial Level Annual Income
[Single Life] – [Male]

Purchase Factors

Election Age	Life Annuity with a Period Certain	Life Annuity
	NQ/[IRA]	
[60	4.94	5.15%
61	5.02	5.26
62	5.11	5.38
63	5.20	5.51
64	5.30	5.64
65	5.40	5.79
66	5.50	5.94
67	5.60	6.10
68	5.70	6.27
69	5.81	6.45
70	5.91	6.64
71	6.02	6.84
72	6.12	7.06
73	6.21	7.28
74	6.31	7.51
75	6.40	7.76
76	6.50/6.69	8.03
77	6.59/7.01	8.31
78	6.66/7.38	8.61
79	6.74/7.53	8.93
80	6.81/7.67	9.27
81	7.16/7.81	9.64
82	7.57/7.93	10.02
83	8.05	10.43
84	8.60	10.87
85	9.25	11.34]

(11)

Other forms of annuities may be available.